August  17,  2004



Securities  and  Exchange  Commission
450  Fifth  Street,  N.W.
Washington,  D.C.  20549-0404

     Re:  B2Digital,  Inc.
          Registration  No.  333-118120
          Date  Filed:  August  11,  2004

Dear  Sirs:

     Please take this correspondence as the formal request of B2Digital, Inc., to withdraw the previously filed Registration Statement on Form SB-2. The Registration Statement was filed on August 11, 2004. The request is being made as the Company has determined that the filing format was incorrect. Please be advised that no securities were sold as a result of this filing.

     Please feel free to contact me at the number listed above or the Counsel for the Company, Michael S. Krome, Esq. at (631) 737-8381, if you have any further questions.

     Thank  you  very  much.

                                        Very  truly  yours,

                                        /s/ Robert Russell
                                        Robert  Russell
                                        President